SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, March 20, 2024 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), the Company reported that its Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comision Nacional de Valores (“CNV”).

To make such decision, the Board of Directors has considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers, and its objective is to strengthen the shares and reduce the fluctuations in the market value, that does not reflect the real economic value of the assets.

Consequently, the Board of Directors based on the aforementioned arguments, with no objections from the Audit Committee and the favorable opinion of the Supervisory Committee and independent accountant, has arranged for the Company to acquire its own shares under the terms of Article 64 of the Law Nº 26,831 and the CNV Regulations. In line with this, the Board of Directors has established the following terms and conditions for the acquisition of own shares issued by the Company:

(i)
Maximum amount of the investment: Up to ARS 6,500,000,000.
(ii)
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, as established by the applicable laws and regulations.
(iii)
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.
(iv)
Payable Price: Up to USD 11.00 per GDS and up to a maximum value in Pesos of ARS 1,250 per Share. The maximum price may be modified by the Board of Directors, and both the National Securities Commission (“CNV”) and the market must be informed.
(v)
Period  in which the acquisitions will take place: until 180 days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange ("BCBA"), by account and order of Bolsas y Mercados Argentinos SA ("BYMA") in accordance with the delegation of powers established in Resolution No. 18,629 of the CNV, subject to any renewal or extension of the term, which will be reported to the investing public.
(vi)
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves. The Company has the liquidity to make the acquisitions without affecting its solvency as follows from the quarterly financial statements of the Company as of December 31, 2023, and the reports of the independent accountant and the Supervisory Committee, made for this purpose.
(vii)
Outstanding Shares: For informational purposes, it is reported that as of December 31, 2023, the Company had issued 736,822,824 ordinary shares with ARS 10.00 nominal value, with the right to one vote per share totaling a capital sock of ARS 7,368,228,240. Subsequently, as approved by the Board of Directors' meeting held on this date, pursuant to the exercise of warrants  in the period between February 17 and 25, 2024, 2,079,458 book-entry ordinary shares with a nominal value of ARS 10 were issued, bringing the number of shares issued to 738,902,282 ordinary shares of VN ARS 10.00, and the stock capital of the Company amounts to ARS 7,389,022,820, leaving a total of 77,624,512 warrants outstanding.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

March 20, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets